

07004557



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
199
SECTION

AB 3/16

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 WOODLAWN DRIVE, SUITE 300
(No. and Street)

MARIETTA (City) GEORGIA (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN D. MARGESON, JR 770-973-9748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name – *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD, BLDG E, STE 102 ATLANTA, GA 30328
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, John D. Margeson, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midsouth Capital, Inc, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title



DARLENE COLEMAN
NOTARY
My Comm. Exp.
August 10, 2008
PUBLIC
GWINNETT COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2006 AND 2005

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. ("the Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2006 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2006 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 5, 2007

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 377,984	$ 114,712
Receivables, net of allowance for doubtful accounts	33,073	290,599
Investments, at fair value - trading securities	25,565	16,965
Deposits with clearing organizations	121,430	153,951
Prepaid expenses	1,778	2,312
Deferred tax asset, current portion	7,900	9,000
Total current assets	567,730	587,539
Furniture and equipment, net of accumulated depreciation	14,102	28,691
Deferred tax asset, non-current portion	182,100	76,000
Deposits	18,794	18,096
	$ 782,726	$ 710,326
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Obligations under lines of credit	$ 50,314	$ 56,767
Account payable and accrued expenses	256,457	199,485
Preferred stock dividends payable	17,849	12,260
Total current liabilities	324,620	268,512
Stockholders' equity:		
Preferred stock; no par value, 1,000 shares authorized; 30 shares issued and outstanding	304,158	304,158
Common stock; no par value, 1,000,000 shares authorized; 205,055 shares issued and outstanding	283,009	283,009
Contributed capital	401,649	181,649
Accumulated deficit	(530,710)	(327,002)
Total stockholders' equity	458,106	441,814
	$ 782,726	$ 710,326

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2006	2005
Revenues:		
Commissions and fee income	$ 7,483,235	$ 7,554,319
Unrealized gain on investments	121,384	4,518
Realized gain on sale of investments	67,205	146,748
Interest income	18,309	9,378
Total revenues	7,690,133	7,714,963
Expenses:		
Commission expense	4,362,273	3,856,833
Clearing costs	486,871	694,586
Other operating expense	886,207	561,562
Employee compensation and benefits	1,829,771	2,289,787
Depreciation expense	15,423	15,808
Occupancy	99,720	151,093
Registration fees	46,549	55,342
Interest expense	6,244	11,935
Communications	238,783	203,022
Total expenses	7,971,841	7,839,968
Net loss before income taxes	(281,708)	(125,005)
Income taxes:		
Deferred income tax benefit	105,000	33,500
NET LOSS	$ (176,708)	$ (91,505)

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock						
	Preferred		Common				
	Shares	Amount	Shares	Amount	Contributed Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2005	30	$ 304,158	150,055	$ 232,979	$ 7,492	$ (204,731)	$ 339,898
Net loss						(91,505)	(91,505)
Issuance of common stock			55,000	50,030	174,157		224,187
Preferred stock dividends						(30,766)	(30,766)
Balances, December 31, 2005	30	304,158	205,055	283,009	181,649	(327,002)	441,814
Net loss						(176,708)	(176,708)
Capital contribution					220,000		220,000
Preferred stock dividends						(27,000)	(27,000)
Balances, December 31, 2006	30	$ 304,158	205,055	$ 283,009	$ 401,649	$ (530,710)	$ 458,106

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Subordinated liabilities at January 1, 2005	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2005		-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2006	$	-0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2006	2005
Operating activities:		
Net loss	$ (176,708)	$ (91,505)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	15,423	15,808
Changes in operating assets and liabilities:		
Investments	(8,600)	106,203
Receivables	257,526	154,374
Deposits with clearing organizations	32,521	(2,380)
Deferred tax asset	(105,000)	(33,500)
Prepaid expenses	534	(898)
Deposits	(698)	1,219
Accounts payable and accrued expenses	56,972	(211,610)
Net cash provided by (used in) operating activities	71,970	(62,289)
Investing activities:		
Purchase of furniture and equipment	(834)	(8,716)
Net cash used in investing activities	(834)	(8,716)
Financing activities:		
Cash received from common stock issuance	-0-	50,030
Cash received from paid-in capital contributions	220,000	174,157
Net repayment on lines of credit obligations	(6,453)	(103,635)
Net repayment of notes payable - related party	-0-	(48,000)
Dividends paid on preferred stock	(21,411)	(21,361)
Net cash provided by financing activities	192,136	51,191
Net change in cash and cash equivalents	263,272	(19,814)
Cash and cash equivalents, beginning of year	114,712	134,526
Cash and cash equivalents, end of year	$ 377,984	$ 114,712

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:

	2006	2005
Interest	$ 6,244	$ 11,935
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. Summary of Significant Accounting Policies

Description of Business
MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Marietta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the National Association of Securities Dealers ("NASD").

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statements of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which range from three to five years.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company maintains its primary checking account and a clearing deposit balance with an institution at which cash deposits are not insured by the Federal Deposit Insurance Corporation, but at which securities balances are insured by the Securities Investor Protection Corporation ("SIPC"). As the Company's balances are generally held in SIPC-insured money market funds, the management believes exposure to uninsured balances to be minimal. Total balances held at this institution totaled $375,690 at December 31, 2006.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications to the accompanying 2005 financial statements have been made in order to conform to the 2006 financial statement presentation.

2. Receivables

	December 31,	
	2006	2005
Due from clearing organizations	$ -0-	$ 269,625
Employee/independent broker advances	33,073	20,974
	$ 33,073	$ 290,599

In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2006. Commissions owed to employees and independent brokers are subject to offset by advances paid to them by the Company.

3. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients. The shares generally carry a twelve month restriction, during which they may not be resold. The restriction, if any, on shares held at the end of each fiscal year will by definition expire during the subsequent twelve months, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2006 and 2005, net unrealized gains of $121,384 and $4,518 were recognized. During the year ended December 31, 2006 and 2005, realized gains of $67,205 and $146,748 were also recognized.

4. Furniture and Equipment

	December 31,	
	2006	2005
Furniture	$ 30,143	$ 30,143
Computer equipment	31,356	30,522
Communication equipment	7,176	7,176
	68,675	67,841
Less accumulated depreciation	(54,573)	(39,150)
	$ 14,102	$ 28,691

5. Obligations Under Lines of Credit

At December 31, 2006 and 2005, the Company had borrowings of $50,314 and $56,767 under a line of credit arrangement with a bank. Interest is charged at the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. This line of credit is closed to additional advances.

6. Stockholders' Equity

The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a dividend rate of 10% and is redeemable at the Company's option.

7. Income Taxes

The components of the provision for income taxes are as follows:

	December 31,	
	2006	2005
Deferred:		
Federal	$ 160,000	$ 68,000
State	30,000	17,000
Total income tax benefit	$ 190,000	$ 85,000

The Company has available at December 31, 2006 and 2005 unused operating loss carry-forwards of $577,000 and $212,000 that may be applied against future taxable income, and that expire in years from 2020 to 2026. Management believes the Company has the ability to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

8. Related Party Transactions

At December 31, 2006 and 2005, accounts receivable includes $19,000 of advances to officers of the Company, who are also stockholders. During the year ended December 31, 2006, the Company paid management fees of $35,000 to a company related by common ownership.

9. Contingencies and Commitments

Long-Term Operating Leases

The Company leases office space under non-cancelable operating leases which expire in 2007 and 2011. Minimum future rental payments under these leases as of December 31, 2006, for each year and in the aggregate are:

2007	$ 135,488
2008	127,246
2009	131,002
2010	134,805
2011	33,948
	$ 562,489

Additional space, primarily storage space, was leased on a month-to-month basis during the years 2006 and 2005. Total rent expense recorded for 2006 and 2005 was $99,720 and $151,093.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2006, the Company has net allowable capital of $174,519, which was $152,878 in excess of the required net capital of $21,641. The Company's aggregate indebtedness to net capital ratio is 1.86 to 1 as of December 31, 2006. Receivables from related parties, securities not readily marketable, deferred tax assets, and furniture and equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total stockholders' equity	$ 458,106
Deduct stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	458,106
Add:	
Subordinated borrowings allowable in computation of net capital	-0-
Other (deductions) or allowable credits-deferred income taxes payable	-0-
Total capital and allowable subordinated liabilities	458,106
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	25,488
Exchange memberships	-0-
Furniture and equipment	14,102
Other assets	243,643
Additional charges for customers' and non-customers' security accounts	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-
Aged fails-to-deliver	-0-
Aged short security differences	-0-
Secured demand note deficiency	-0-
Commodity futures contracts and spot commodities – propriety capital charges	-0-
Other deductions and/or charges	-0-
Net capital before haircuts on securities positions (tentative net capital)	174,873
Haircuts on securities:	
Contractual securities commitments	-0-
Securities collateralizing secured demand notes	-0-
Trading and investment securities:	-0-
Bankers' acceptances, certificates of deposit, and commercial paper	-0-
U.S. and Canadian government obligations	-0-
State and municipal government obligations	-0-
Corporate obligations	-0-
Stocks and warrants	-0-
Options	-0-
Other securities	265
Undue concentrations	89
Other	-0-
Net capital	$ 174,519

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Bank loans payable	$	50,314
Drafts payable		-0-
Payable to brokers and dealers		160,255
Payable to clearing broker		-0-
Payable to non-customers		17,849
Other accounts payable and accrued expenses		96,201
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	324,619
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	21,641
Excess net capital at 1500%	$	152,878
Excess net capital at 1000%	$	142,057
Ratio: Aggregate indebtedness to net capital		1.86 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	174,519
Net audit adjustments		-0-
Net capital per above	$	174,519

See notes to financial statements and auditors' report.

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of MidSouth Capital, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 5, 2007

END